Filed by:  Public Service Company of New Mexico
                                   pursuant to Rule 425 under the Securities Act
                                of 1933 and deemed filed pursuant to Rule 14a-12
                                ------------------------------------------------
                                          of the Securities Exchange Act of 1934
                                          --------------------------------------

               Public Service Company of New Mexico Commission File No.:  1-6986
               -----------------------------------------------------------------
                            Western Resources, Inc. Commission File No.:  1-3523
                            ----------------------------------------------------

                                       Subject Company:  Western Resources, Inc.


                                      P N M
                            HOST: Ms. Barbara Barsky
                               DATE: July 18, 2001
                               TIME: 9:00 a.m. EST

                             SECOND QUARTER EARNINGS

OPERATOR:
Good morning, and welcome, ladies and gentlemen, to the PNM second quarter earnings call. At this time I would like to inform you that this conference call is being recorded for rebroadcast and all participants are in a listen-only mode. At the request of the company, we will open up the conference for questions and answers after the presentation.

I would now like to turn the conference over to Barbara Barsky. Please go ahead, ma'am.

MS. BARSKY:
Good morning. I'm Barbara Barsky, investor relations officer for PNM. Thank you for joining us this morning to review PNM's second quarter 2001 results. Today's conference call can also be heard on the web by accessing the link on our website at PNM.com.

With me here in Albuquerque today are PNM chairman, president, and CEO, Jeff Sterba. PNM CFO, Max Maerki. Corporate General Counsel, Pat Ortiz. Duane Farmer, head of PNM's wholesale power, and Corporate Controller, John Loyack.

MS. BARSKY:
Before we continue I need to remind you that some of the information we will provide today relative to future revenues and earnings, as well as management comments regarding regulatory issues and concerning our proposed transaction with Western Resources should all be considered forward-looking statements within the meaning of Section 21E of the Securities Exchange Act. Actual results for 2001 and beyond will be affected by a number of factors, including weather, local and national economy, the competitive environment in the electric and natural gas industries and various legal, regulatory, and legislative outcomes that the company is unable to predict at this time.

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For more information about these uncertainties and risk factors, please consult
PNM's 10K, 10Q, and 8K filings with the Securities and Exchange Commission for 2001.

Yesterday afternoon PNM issued a news release reporting earnings for the latest quarter and the first half of 2001. With that release, we also provided summary financial and operational information and comparative information for the first two quarters of this year. If you have not received this release, please call 505-241-2868 and we will fax you a copy immediately. For convenient public access, this information is also posted on our website.

I'd now like to turn the conference call over to Jeff Sterba to discuss PNM's financial results and other news.

MR. STERBA:
Good morning, and thanks for joining us today. Once again, we're quite pleased to be able to report a record-breaking quarter for PNM. As in the first quarter of 2001, our second quarter earnings were nearly triple the comparative period last year. Earnings for the first half totaled more than $113 million, or $2.84 per diluted share compared to $40 million, or $1 per share for the first half of last year.

The primary driver in earnings growth continues to be our wholesale power trading unit where revenues grew almost 200 percent for the quarter compared to the same period last year. The people on our trading desk have done a tremendous job in managing risk and maximizing return in a very difficult market compounded by government intervention, and our operations people have done a great job in keeping our plants on line to meet the demand for power.

At the same time, I must tell you that our utility operations has continued to perform admirably and has been able to demonstrate significant growth for a utility operation in earnings as well as in overall performance.

During the first half of the year, our San Juan plant was running at over an 87 percent capacity factor and that included a six-week overhaul on one of the units. The Four Corners plant, which we own a portion of, was operating at about 84 percent, and our gas fired Reeves station here in Albuquerque was running as high as 94 percent in May.

That really speaks, I think, to the hard work, dedication, and results of a great many people involved in those operations.

We're also pleased with the performance of Palo Verde where we, as you know, we own just over ten percent. Through May, Palo Verde was running at just over an 86 percent capacity factor. Now you may have heard that the planned outage of one of the Palo Verde units in the second quarter ran a little longer than originally scheduled, at about ten days, however, that extension had no significant impact on our revenues and earnings for the quarter.

I know there is concern regarding the power situation here in the West. Let me assure you that we continue to be very confident about our own generation

                                       2
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resources being adequate to meet the needs of the customers, both jurisdictional and those wholesale customers under contract. We have an obligation to serve those retail customers, we have contractual obligations with our wholesale customers, and we are very comfortable in our ability to meet that obligation.

We'll also continue to do our utmost to meet the demand for energy beyond our state borders. PNM is doing its share and more, we believe, to close the energy gap in the West and we're proud of the role we're playing. But we're not finished. We do intend to do more. We have just signed a new long-term contract to supply one of our neighboring utilities and we're moving forward with a new generating plant we plan to build in the southern part of New Mexico.

I'll go into more detail on those news items in a few moments, but first let me quickly summarize second quarter and first half results. Earnings for the second quarter were $1.24 a share on a diluted basis. Excluding costs associated with the Western Resources transaction and various non-recurring items, ongoing earnings, or earnings from operations, totaled $1.57 a share. That compares to $.45 a share from operations in the same period last year.

Operating revenues for the second quarter totaled $666 million, more than double the comparable three months in 2000.

Second quarter earnings included a charge of $3.6 million, or $.06 a share related to the company's proposed transaction with Western Resources. In the first quarter, we took a charge of $.05 a share for those transaction related expenses.

Other non-recurring items affecting second quarter results reduced earnings by another $.27 a share, and there were no similar items recorded during the comparable quarters of 2000.

One of the charges we took in the second quarter represents a recent contribution of the corporation in the amount of $5 million to our PNM Foundation, a not-for-profit foundation, which is focused on funding new education initiatives here in New Mexico.

Another $13 million charge represents the write-off of the portion of our coal decommissioning cost associated with that part of San Juan IV that has been excluded from rate base. The remainder of the mine decommissioning costs associated with the balance of San Juan plant will be amortized over the next five years as provided for in the legislation passed here in New Mexico earlier this year.

Non-fuel O&M rose nearly 9 percent for the quarter, but that increase was primarily due to a $5 million increase in pension costs related to lower than expected investment returns. The balance of our O&M costs rose about 3 percent.

There were two significant adjustments to earnings in this quarter that relate to the current state of the wholesale power market. At the end of each quarter,

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accounting rules require us to adjust the book value of our trading portfolio to reflect the current market value of our open contracts. In this latest quarter, with the downward shift in prices, particularly at the end of June, that mark-to-market adjustment reduced earnings by $.41 a share to reflect the lower prices now prevailing.

Offsetting that we recorded a gain of $.10 a share from reducing a reserve reflecting market and credit risk associated with the wholesale market. We reduced that reserve in this latest quarter because, again, of the lower price levels.

At this point, I believe we are adequately reserved to account for our wholesale transactions. We participated in the recent negotiations on California's refund demands. As you know, those negotiations were not fruitful. But we do not believe that there is a need for any additional reserve in relationship to that issue.

Those are the significant issues related to past earnings. Now let me spend a few minutes giving you our perspective on recent developments and their possible implication for PNM earnings through this year and into next.

We've been monitoring the market very closely, obviously, for a long time, but particularly since the FERC mandated its price mitigation plan in June. As you know, prices have gone down significantly and liquidity in the market place has also declined dramatically as trading activity has slowed.

Shortages have begun now to appear outside of California. And we see that as further indication that price caps are not the answer to the energy shortage we are facing here in the West.

While short term trades still account for the majority of our power sales, we continue to pursue opportunities to enter longer term contracts as a means of balancing our portfolio and managing commodity risk.

At the end of June, we entered into a firm five-and-a-half-year contract to supply more than 100 megawatts to Texas-New Mexico Power Company for their loads in New Mexico. We are in negotiations now with other parties, and have been for some time, for contracts that we believe benefit both the buyer and seller.

Looking forward, one of the key questions is how the drop in the forward price curve will impact new generation projects now in the pipeline here in the West. We've seen diesel generators located off shore on barges and brought into California, being shipped back to Brazil. We've seen the announcement for the termination of development of two peaking facilities in the West at this stage. If investors really begin to back off from funding new generation, then we may see an additional impact on what those forward prices will be.

PNM continues on track with our own plans to add another 300 megawatts in the next year to 18 months. We have a site permitted in the southern part of the state and are due to start construction early this fall. When it comes on line in 2002, this new plant will have a capacity of 135 megawatts and we plan to expand that to 220 megawatts in late 2003.

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Another key element in our business strategy is our plan to expand into the mid-continent market through our proposed acquisition of Western Resources. We anticipate a decision in Western's rate case later this month. And we hope the outcome of that case will resolve several issues that we believe are crucial to moving this transaction forward.

The first of those issues obviously is the amount of revenues allowed for recovery by regulators. But there are other related issues that we will be looking at closely. For example, there is a question of how regulators address the issue of rate parity between the two utilities and the two major communities that make up Western.

Another important issue is how the commission will treat off system sales made by Western, along with others. These and other factors will all have a bearing on our assumptions regarding future earnings for the proposed combination.

Last year when we first began discussing this transaction with investors, to show earnings accretion and dilution, we provided an example that used a number for what their rate increase could be. As we said then, that number was used purely for illustrative purposes. We cannot give you a specific number as to what we would find acceptable in the rate proceeding. The revenue requirement is obviously important, but it must be taken into account with a number of other factors that will be addressed from a precedent perspective in that rate case.

Finally, let me give you some indication about our expectations for performance going forward. For the full year 2001, we expect earnings to be between $4.25 and $4.50 a share and that includes all of the one-time items that we have incurred so far. Given developments in the wholesale market, we will not match that exceptional performance in 2002. We've said that before.

But assuming the FERC price caps are not further ratcheted down and are eliminated as currently scheduled, we do continue to believe that this company is capable of producing sustainable, operating earnings in the range of $3.50 per share annually beginning in the year 2002 and moving forward.

Thanks for your attention. Now we'd be happy to answer any questions you may have.

OPERATOR:
The question and answer session will begin now. If you are using a speakerphone, please pick up the handset before pressing any numbers. Should you have a question, please press 1-4 on your push button phone. Should you wish to withdraw your question, please press 1-3. Your question will be taken in the order it is received. Please stand by for your first question.

Our first question comes from Webb Ellinger. Please state your affiliation followed by your question.


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MR. DONOVAN:
Hi. Actually, it's Brad Donovan. I have three questions. One, can you talk about where you're seeing shortages outside of California. Two, can you talk about the guidance for earnings next year, how that's going to be impacted, whether or not the Western deal gets consummated. And, three, can you give specific guidance on quarterly Q3 and Q4 for this year.

MR. STERBA:
Okay. Let me take those in order. First, about shortages outside of California. We've seen it occur in a number of situations. In fact, in one instance it required a short term rolling black out, that was in Las Vegas. We have also seen shortages crop up in Arizona and Colorado, as well as in the southern part of New Mexico with one large industrial customer where they had to curtail load.

What appears to happen at times, is one of these unintended consequences that's associated with market intervention, because of the ten percent adder that is allowed to be charged to sales into California when there's available power in the market place, it will frequently flow to California and the result is that other utilities in the West have had a more difficult time attracting that power because they can't pay a higher price for it. In fact, I think I can tell you we have a fairly superficial investigation that's been ordered by the FERC because we removed power from California in order to provide service to Arizona and Nevada because we felt they were in a much more dyer straight and needed that resource.

So that's the kind of thing that we're seeing. And as I told you, I know it has led to one industrial interruption and to a rolling black out in Las Vegas.

In terms of your second question about guidance for earnings for 2002 and whether or not it includes Western, it does not. At this stage, we don't think it makes any sense to do any projections about earnings on a combined basis until the rate case decision comes out. Which is going to be quite quickly.

So the indications that we've given about earnings going forward are on a stand-alone basis.

Relative to Q3 and Q4, Max, I'll let you handle that.

MR. MAERKI:
At this stage, I would say that probably the best thing to use is what we reported last year because we've seen some of the impact of California last year and the third and fourth quarter and last year we reported $1.18 in the third quarter and $.36 in the fourth quarter. As a rule of thumb, would be a good first estimate.

MR. DONOVAN:
Okay.


                                       6
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MR. STERBA:
But we have not made any specific estimates or provided any projections about quarterly earnings between the third and fourth quarter.

MR. DONOVAN:
Just falling back to my first question, how long is the 10 percent at California, does that expire in October?

MR. STERBA:
I don't believe it expires. I think it continues at this stage for the term that the price caps are in effect.

MR. DONOVAN:
Okay.

MR. STERBA:
Unless it's changed by FERC order.

MR. DONOVAN:
Okay.  Thank you very much.

OPERATOR:
Thank you. Our next question comes from Tim Flannery. Please state your affiliation followed by your question.

MR. FLANNERY:
Hi. I'm with Trove Partners. Congratulations on the great quarter. I'm just looking for some color around the mark-to-market $.41 write off. For instance, were those contracts mainly entered into, perhaps, kind of long ago written up and then written down this quarter? Or were they newer contracts that were maybe entered into recently?

MR. STERBA:
I'm going to have John and Duane Farmer address it specifically, but generally those were long contracts entered some time before at a time when the prices were obviously higher. They have not been written off.

MR. LOYACK:
Sure. I would refer to the FAS 133 adjustment not as a charge, but it's an ongoing requirement to mark contracts to market. We've always had some volatility in earnings related to that and depending on what our open position, open long position or short position might be, these contracts have been in place and they do get marked-to-market every quarter, so as there are fluctuations in the price curves, we will see fluctuations in earnings as a result of what we have open at any one period.

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Now the amount that we may have open at any one period is, obviously, subject to change based on the time of the year and the business cycle from our trading perspective. Duane, any comments you'd like to add to that.

MR. FARMER:
I don't think so.

MR. STERBA:
Just to reinforce one element of what John said, that that mark-to-market is included when we report earnings from ongoing operations. It's included in that. It's not in what we consider one-time kinds of charges either up or down.

MR. FLANNERY:
Understood. Is the general statement that Jeff said earlier generally true? Many of these were probably on the books for a series of quarters written up and written down?

MR. FARMER:
Yes.  For the last couple of quarters anyway.

MR. FLANNERY:
Okay.  Very good.  Thank you.

OPERATOR:
Thank you. Our next question comes from Greg Gordon. Please state your affiliation followed by your question.

MR. GORDON:
Hi.  From Goldman Sachs.  Hi, Jeff.

MR. STERBA:
Hi, Greg.

MR. GORDON:
Just a couple of questions. Can you review for us the regulatory situation at PNM in New Mexico and your position on how your success in the wholesale marketing business relates back to the rate deal? And, two, could you comment on whether other than rate case issues at Western there are any significant changes to the fundamental outlook for Western since you executed the merger agreement.

MR. STERBA:
Good set of questions. In general, relative to the regulatory environment, I think the commission is starting to settle in, one commissioner resigned and a new commissioner has been appointed, in fact, it was the chairman that resigned. It must have been now four months ago, something like that. And a new commissioner has come in. They have been occupied by issues really other than us and so we've had formally minimal issues with them. They've been occupied by

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things like now that we have two multiple area codes in the state, who gets the old area code. And so they've been playing with other things. I continue to believe that this commission can be a reasonable and rational commission. I think that they have so much on their plate that there are times that they are not able to do the level of homework that some of the individuals feel they should, and I think an example of that is the holding company order that they issued just before July 1st that is not an order that we feel is a good one. And at this stage are still in the resolution of what steps we will take, but we will -- I can tell you that we will not accept the outcome of that as the final determination.

But to give you an indication of their perceptions and the way in which they work, last week, which is I guess a week and a half after they issued the order, two of the commissioners proposed that they reopen that case and have a commission initiated process to reinvestigate certain elements of the orders that they issued because they did not believe that they were fully understood by the commissioners.

It turned out that it was voted down 3 to 2, but the discussion around it had more to do with procedurally what should happen with two of the other commissioners indicating that they felt that if that was going to be done, it really ought to be done on motion of one of the parties rather than on motion by the commission.

We took that as a very appropriate and reasonable sign about their recognition, that there are elements of that order probably aren't appropriate. In fact, we firmly believe are not appropriate.

So we will make our decision about whether we're going to court immediately or whether we're going to go back to the commission to change certain elements of that holding company order.

So I think that's a flavor that I can give you from the commission side. I'd also indicate that we are in discussions with parties regarding a potential settlement on elements of that holding company order to alter the order which, I think, is again another positive sign that there's a willingness to take a look at making changes to it.

On the other hand, as it relates to Western, one of the issues that is of concern is if that holding company order stands, and if it is transferred into terms and conditions that would be applied to the holding company after a Western transaction, there are conditions that would be exceptionally problematic about our ability to finance the transaction.

It primarily goes to dividend restrictions. As I said, we don't agree with the provisions to start with. But they are further troubling in that they would limit the ability to move forward with the Western transaction if they are imposed across the holding company created under the Western transaction.

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Greg, you asked about Western issues, that's certainly one of them. Obviously, once the rate case decision is made and it's not, as I said, it's not just a revenue requirements issue, it is other terms and conditions that could be associated with that order.

I think there are a set of other things that we need to see that can cause bumps in the road with Western. We remain optimistic and positive that this transaction is workable. But as those of you that follow Western know, they have an investigation regarding the proposed spin off of Westar and we'll have to see if the commission does anything further than the order that they've issued so far, which is basically to Western that you cannot proceed with the rights offering.

So that issue is one that we would be interested in understanding any further commission decision. Once the rate case is out, and that issue is resolved, then obviously we move into the filing of the cases in both New Mexico and Kansas, along then with the federal filings that have to take place to push this transaction forward and there are a number of issues, obviously, that would crop up in that.

And then, obviously, we also have the shareholder approval by both companies.

But I'd ask Bill or Max if there are any others that we would mention.

MR. REAL:
I don't have anything to add.

MR. MAERKI:
I don't either.

MR. STERBA:
Greg.

MR. GORDON:
Okay.  Thanks very much.

OPERATOR:
Thank you. Our next question comes from Shaun Hong. Please state your affiliation followed by your question.

MR. HONG:
Good morning. It's Jennison Associates. I wanted to ask about the current turn rate for the power sales area. Can you give us an update of what that is looking like at this point in time. And also if you could discuss, if you have taken any reserves from California. I don't think you did, but I just want to check on that. The third question is the -- you indicate in the press release about the unrealized $27.3 million of market value for trading contracts. How does that compare against your internal policies and risk management policies. Can you discuss those, please.

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MR. STERBA:
Duane, I'm going to ask you to take the first one.

MR. FARMER:
Yes. The first one, in regard to our turn rate. Actually, the turn rate has been affected by the FERC caps and the slow down that we've seen and a willingness to trade. So I can't give you anything real current in terms of turn rate since the price caps. We actually saw a slow down in market activity in anticipation of the caps as well. So there has been a slow down for the second quarter as well.

But prior to that, we were at a turn rate of anywhere from two to three megawatts, two to three times turn rate. So we hope that that will reestablish itself as people get more comfortable under the price caps and develop strategies to go forward. But it has dropped off.

MR. STERBA:
Relative to the reserves, John, let me ask you to address that.

JOHN:
Sure. We do have reserves on the books for California that were established earlier in the year. We've done nothing to increase those reserves in the second quarter, as Jeff mentioned earlier, based on our conversations with FERC and issues that are going on, we felt that we're adequately reserved at this point. Don't see much exposure going forward at this point either.

MR. STERBA:
Shaun, to give you a little more on that, just to put it in perspective, California in their contention for $9 billion had on their detailed sheets, I guess, whatever you would call it, that PNM owed them $15 million and that, as you may remember, is assuming that the period of refund, potential refund, is May 2000 through May 2001. The FERC clearly leaned and the hearing examiner decided that the refund period starts in October 2000, not May 2000. And the lion's share of the refund from our side, because we significantly limited our trading in California starting in October, the lion's share is in the May 2000 to October 2000 period.

So I think that that's kind of wiped aside, before you even get to the notion of the hearing examiner or chief judge, chief administrative law judge, saying that it may be a billion dollars, but it certainly isn't 9 billion dollars.

So we really do believe that we're more than adequately reserved on that side, plus in addition to the 7 million, I can't remember, John, if you mentioned this, we also include an ongoing calculation done every month, a part of which was reversed in this last month, because of reduction in volatility, for just our general market trading operation.

And, Shaun, I'm sorry, let me ask you to repeat the third question.   Max, why
don't you just go ahead and handle that question.

MR. MAERKI:
Yeah. I just want to correct something that, in terms of production volatility. Volatility is not --

MR. STERBA:
Production and price.

MR. MAERKI:
And the mark-to-market that we took in this quarter is clearly within our risk management policies. I don't want to go into a lot of details on it, but basically these are long term contracts where we've taken a risk on that's going to 2002 and 2003.

MR. STERBA:
And one other thing to add to that, a lot of those positions subsequent to the closing of the June books, many of those positions, not all I don't think, but most of those positions have now been closed out for 2002 and 3. And there's no additional loss, in fact, there may be a little upside as those contracts were closed out.

MS. BARSKY:
Any more questions?

OPERATOR:
Our next question comes from Kathleen Lally. Please state your affiliation followed by your question.

MR. KELLENYI:
Hi, Jeff, it's John Kellenyi. JK Utility Advisers. Jeff, you indicated, I think, last time in New York that you have an objective to shift the profile of your sales to 50 percent firm and 50 percent short term spot market from a much more predominant spot market type position that you've been in. Can you update us as to where you are now with some of the recent contracts you've signed. And then secondly, how important is that 50 percent objective in terms of solidifying this $3.50 year earnings number going forward.

MR. STERBA:
I'm going to ask Duane to give some specifics, but certainly we've increased the percentage of the firm. I think we're still probably the majority short term.

MR. FARMER:
That's correct, majority, slight majority, I would say, probably 55/45. If you include the short term to be any spot market current day and next-day activity.

We are working hard to enter into longer term contracts and the TNMP contract which is signed is a good example of that. There still is some uncertainty, of course, in the future and as we go forward and install these units and work towards those long term contracts, I would say that the FERC is not encouraging people to do that with the price caps and protecting people in the short term markets.

So that will have an influence on our ability to continue that strategy. It's the customer's perspective of what's in their best interest that we have worked long and hard on a couple of contracts that will take us probably more into the long term than short term and put the waiting on the long term for us as we try to land anchor contracts for these units going forward.

Predominantly, still short term, but I would say in the next year we will flip flop that.

MR. STERBA:
And in terms of the $3.50, John, trying to target 50 percent long term is really kind of a policy overall sense. It doesn't drive a specific earnings level for next year or any other year, but it is the kind of profile that we feel is appropriate to justify continued expansion of that business for us.

MR. KELLENYI:
Can you give us what you're assuming or what minimum average price level you need in the western wholesale markets to achieve the $3.50?

MR. STERBA:
Well, the difficulty, John, as you know, is that's a multi-faceted issue. What do you assume gas prices are and also what do you assume happens to market liquidity. So it's very difficult to say at this price we can earn $3.50. We have looked at, you know, in the near term given a $1 or a $5 shift in market price, what's the impact to us, you know, on a month-to-month kind of basis or over a year. But it's very difficult looking forward to answer that kind of a question without specifying a whole bunch of other variables.

MR. KELLENYI:
Okay.  That's fair.  Thanks.

OPERATOR:
Thank you. Our next question comes from Vedula Merti. Please state your affiliation followed by your question.

MR. MERTI:
SAC Capital.  Good morning.

MR. STERBA:
Good morning.

MR. MERTI:
I'm wondering, just a follow up on that last comment. You said you have looked at the effect month-to-month and on an annual basis for price changes varying from $1 to $5. I'm wondering if you can share with us what type of sensitivity that results in.

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MR. STERBA:
I'm looking around the room and none of us remember that. To be honest with you. Because we've been so consumed with the volatility in the market, but I know we looked at it, Vedula. We will have to call you back. I apologize on that one. Because we looked at what a $1 sensitivity means in terms of millions of dollars in margin on the basis of past performance. But I don't think I've got anyone in the room that has that in their brain. Max?

MR. MAERKI:
Well, the only issue with that is there's so many variables that influence that that it's really difficult to give you a number without also giving you all the details of the assumptions that change on a day-to-day basis. So I think we should decline on that one.

MR. MERTI:
Okay. I'm wondering, can you remind us in terms of the Western rate case what the major parties to the case are recommending versus the request by the company.

MR. STERBA:
Well, the request by the company was for $151 million increase. The staff recommended a $91 million rate reduction. And other parties were all on the in between, but I don't think there's anybody else that recommended an increase.

The commission held a session on July 3rd that was their opportunity to talk with themselves about their perceptions of the rate case, and they made some preliminary decisions on certain items. It's difficult to say what those preliminary decisions lead to, but I think that we can say that the public reports have indicated that one intervenor believes the interpretation of that is about a $20 million rate reduction with a rate increase for the low priced utility and a rate reduction for the high priced utility.

Other parties believed that it may be about a $20 million increase. So, Bill, is there anything else you would add?

BILL:
Well, I think that just represents the different parties views. We just have to wait on that outcome.

MR. STERBA:
Yeah.

BILL:
We'll wait another week and we'll know the numbers.

MR. MERTI:
And I'm also wondering, with regard to 2000 and beyond and your first quarter call, you indicated a similar view of the sustainable earnings in the range of $3.50. And you felt that at that time that you'd be able to see a reasonable growth rate going forward on a stand-alone basis off of that. I'm wondering whether that view has changed at all, given the rapid changes in the markets.

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

MR. STERBA:
Well, our belief about sustainable $3.50 with growth with the clear recognition that the current conditions of the market or what we were seeing then, were not long lived, that they may last for a couple of years, but they were not long lived and we were giving an indication longer terms.

So assuming that price caps does not become a way of life in the west or as energy policy, that hasn't necessarily changed anything.

MR. MERTI:
Okay.  Thank you.

OPERATOR:
Thank you. Our next question comes from Eileen Aptman. Please state your affiliation followed by your question.

MS. KORN:
Hi. This is Stephen Korn with Goldman Sachs. Two questions. One, can you give a little more color as to the gross margin contributions of wholesale throughout the quarter, whether in percentage terms of absolute terms, and how they're trended through April, May, and June as the price of power drops. And secondly, can you also give a little bit more color to the holding company issue, where that stands, where you go from here, and how it limits you at this point.

MR. STERBA:
Max, you take the first.

MR. MAERKI:
The wholesale market contribution, we have never broken this out. About the only thing I can tell you is that our rate base on electric is about a billion one. On top of that we have a sharing mechanism with the jurisdiction on the wholesale power sales that comes out of jurisdictional assets, which becomes very difficult to say what is really the wholesale contribution and what is jurisdictional contribution.

MR. KORN:
Can I rephrase then. Can you maybe give me the contribution instead of just wholesale, company wide month by month?

MR. MAERKI:
Again, the way we account for internally is we include the jurisdictional assets with the excluded wholesales assets and so it includes the wholesale contribution that comes from selling to the jurisdictional assets. I'm again not sure that this is a good number that I can give you.

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

MS. BARSKY:
And we don't provide this on a month-by-month basis. We do provide you with sales information on a monthly basis, but we don't provide revenue, only on a quarter. I'd be glad to talk to you about the margin on the quarter, Steven, after the call.

MR. STERBA:
One of the other things that makes those kinds of comparisons very difficult is we do a lot in the forward market, a month ahead, two months ahead, a quarter ahead, those kinds of things. So seeing and trying to track what's happened over a three-month period, there's so many different things going on in that trading portfolio that it makes those comparisons fairly difficult because of the different tenure associated with transactions.

In terms of your second question on the holding company, we faced three options. One is that we accept the order as is, the second is that we request some reconsideration of the order from the commission, and the third is that we have the ability to appeal it to the Supreme Court of New Mexico. We're in the process of deliberating what action we will take.

MR. KORN:
Thanks.

OPERATOR:
Thank you. Our next question comes from Steve Fleishman. Please state your affiliation followed by your question.

MR. FLEISHMAN:
Yes.  Good morning.

MR. STERBA:
Good morning, Steve.

MR. FLEISHMAN:
My first question is just to maybe clarify the discussions of the $3.50 sustainability of earnings. If you look at the scenario right now with the long term contracts you have put in place with the forward curves and with the fact that we will be under a cap for most of 2002. Would you say the $3.50 under that scenario with a current forward curve is still a reasonable number. Is it reasonably conservative, aggressive. I guess are you anticipating positive changes in the market in '02 to be comfortable at the $3.50.

MR. STERBA:
Well, by positive changes, Steve, if you mean an increase in the level of liquidity in the market, I think the answer is yes. We do expect the liquidity will return into the market, maybe not at the same levels, but certainly the liquidity will come back into the market.

I think one of the difficult things, and this is why the other is a hedge around the $3.50, you remember I think I mentioned two, one is that the price caps are eliminated as currently anticipated. The second one is if the price cap is not further reduced, it is not an automatic price cap. It can get re-triggered on the basis of a stage one emergency declared in California.

I have no idea what may happen. I would say we have concerns about what could happen in that arena because of the amount of power that California has, at least under the current rule, about how that may be recalculated. Now obviously it would be subject to FERC review. So there's a hedge about what happens to the cap.

MR. FLEISHMAN:
Okay. And my other question on the holding company issue, as I understood it, the main conditions that were put on that were things like dividend restrictions and I guess pre-approvals of power plants. Are those the main two issues or are there other ones?

MR. STERBA:
Oh, there are some other ones, Steve, but yeah, the dividend restrictions are a significant one. The pre-approval on power plants as if we wanted to use a special purpose entity other than the utility for the location and the financing of a power plant, there are others that go to issues about what happens if PUHCA is repealed. And there are also some reporting requirements that are not necessarily monetary issues, but they're longer term policy issues.

MR. FLEISHMAN:
Okay.  Thank you.

OPERATOR:
If there are any further questions at this time, please press 1-4 on your push button phone. Our next question comes from Kathleen Lally. Please restate your affiliation followed by your question.

MR. KELLENYI:
Yes. Jeff, a follow-up question on the holding company order with regards to the dividend restrictions and the comment that would impede your ability to finance the Western transaction. Can you just review what those restrictions are.

MR. STERBA:
The restriction was phrased as dividends could not exceed earnings and earnings would be calculated on a quarterly -- on a rolling 12-month basis quarterly. And there's some issues about how you interpret that, but independent of that it doesn't provide the kind of flexibility that we think is appropriate and that in reality the focus needs to be on the financial viability of the utility, the financial health of the utility, and needs to be focused, if you need to go beyond that like it remains investment grade and the like, that it needs to focus on quality of service in the retail area and investment profiles in the retail area as opposed to these kind of flat restrictions that really limit how you can manage earnings and cash and where you want to put it to get the money.

MR. KELLENYI:
When could you expect resolution of this -- if there are to be changes through the commission or through the courts. And how does that work with your timing on closing the Western transaction.

MR. STERBA:
John, that's always difficult because at this stage, while we had a time line that they had to approve the holding company by July 1st, now we're into open water, if you will. Now I would say that when the commission held this open meeting and the proposal was made that they reopened their own order, that the discussion which was led by the chairman was around an expedited schedule. Something that really moved it quickly. Again, I hesitate to put a time frame on it, but we're certainly not talking about a six-month process, we're talking about something shorter than that, in my opinion.

And, in fact, I think for us to pursue that path, we'd have to have a level of comfort if that were to be the case. Otherwise, the approach to the court is probably a bit more intriguing alternative.

So I think the commissioners expressed in that discussion of recognition that this would need to be resolved reasonably quickly.

MR. KELLENYI:
Okay.  Thank you.

OPERATOR:
Thank you. Our next question comes from Peter Hark. Please state your affiliation followed by your question.

MR. HARK:
Ballantine Capital. On the holding company order, if it's left unchanged, Jeff, are there ways around the limitations that would allow you to proceed with the Western Resources merger?

MR. STERBA:
There possibly are. The only thing that it does is it makes the approach that we had contemplated much more difficult and I'm letting you know that it's a concern on our side with pursuing the path of trying to get a more reasonable order and I think that there's a chance of getting that.

MR. HARK:
Then in Kansas, you had mentioned the corporate separation plan that Western is seeking. If that is denied by the Kansas Commission, are there alternatives to achieve your goals.

MR. STERBA:
Well, from our perspective, our concern is that they've got to be separated by the time we close the transaction. And that's all we really care about. The fact that it's done early or done late is not our issue. As long as it's done. We're not buying that side of the business.

MR. HARK:
Well, if the commission says they can't do it, I mean, then it's up to WR to come up with another scheme for achieving that separation that satisfies you?

MR. STERBA:
That's right.

MR. HARK:
Okay. And then lastly, more on the FAS 133 adjustments. Are there comparables for the first quarter that you can talk about, any contract adjustments or reserves that were taken in the first quarter?

MS. BARSKY:
In the first quarter we reported $3 million loss on FAS 133. It was about 17 million positive and -- or 14 million positive, 17 million negative and ended up with a $3 million loss in the first quarter. And that's reported in the Q, you can read about it.

MR. STERBA:
You just need to remember that we will see larger changes, obviously, when there are shifts in the price curves that are significant if we think of the pricing environment between the -- you know, in the first quarter it was much more stable on the high side, as prices tend to trend downward we'll see some adjustment and then when prices go back up, we'll see adjustment in the other direction. So I mean it really follows the forward price curve.

MR. HARK:
Thanks very much.

OPERATOR:
Thank you. Our next question comes from Brooke Glenn. Please state your affiliation followed by your question.

MS. GLENN:
Hi. This is Brooke Glenn. Jeffries. The guidance of $3.50 sustainable earnings, is this for 2002 only? Or do you believe that those levels are sustainable even after your current rate agreement expires at the end of '02. And if you do think it's sustainable, does that assume that you, in your new agreement, you would have some sort of sharing agreement like you have currently?

MR. STERBA:
Well, as you know, at this stage when we talk about the future, there is more art in it than specific detailing individual items. We believe that that's sustainable earnings level allowing -- providing us to earn a reasonable return on our utility investments. And recognizes that we have a rate cap or a rate freeze that expires in a year.

So, Brooke, in general, I'd say yes, that's the answer. Now there is a question that someone asks that I'm not sure we fully responded to, what you said triggered it, about the rate freeze and the political regulatory environment about what could happen to our rates, could we be called in for a rate case because of our high earnings in the wholesale market. I think that people, many people, including most of the commissioners, have come to understand more clearly how we're making money in the market place and that there's limited use of jurisdictional resources in that process. And that they have received a significant share of credit already in today's rates for the use of that power. They've also seen every other utility in the State of New Mexico file for rate increases.

And so looking at our prices today at what they are, we're not seeing any significant effort to haul us in for a rate increase or a rate reduction or a rate process.

Personally, we've got a huge number of costs that we've incurred since that rate agreement was put in place that are not in rates today and it's not clear to me at all that there would not be a rate increase if there was a rate proceeding.

So we feel reasonably comfortable about that. Back, Brook, on your specific point, the notion of we think in the range of $3.50 is a doable level in 2002 and going forward and that it takes into account, to the best we can, the things that we see happening, and that certainly includes the elimination or the end of our rate freeze period.

MS. GLENN:
Thank you.

OPERATOR:
Thank you. Our last question comes from Emily Lao Chua. Please state your affiliation followed by your question.

MS. LAO CHUA:
Hi. Wagner Scott Bear. I just have a quick question, considering that you guys haven't really given that much guidance on combined company basis with Western, what kind of take aways can we -- that you can kind of give in terms of the benefits of having completed the merger of a combined company.

MR. STERBA:
Well, as we said when we announced the transaction, the primary drivers for this were to establish a presence to significant regions for the foundation of the business was firmly implanted in the utility arrangement in the utility model. Western had a very strong set of resources in a market place where we see the opportunities, taking what we've learned in the western market place in terms of operating in a wholesale arena, and taking that and applying it in a market place that hasn't developed at the same speed that the western market place has. It provides us diversity with two different, not just two different states and two different jurisdictions, but more importantly two different wholesale market places.

And many of the challenges that we see Western facing are challenges that we ourselves have had to face in the past and have experienced and managed.

MS. LAO CHUA:
And just a quick question also. With the rate case and I guess the July 25th date for when you guys are expecting to hear. Have there been any talks on possibly putting an interim rate deal in place?

MR. STERBA:
Well, the prosecution of the Western rate case is Western's to do. So I really -- that's a question you probably have to pose to Western. We're obviously interested and involved in the outcome of it, but what was filed is for a permanent change in rates.

MS. LAO CHUA:
Okay.  Thank you.

OPERATOR:
At this time, I'd like to turn the conference back to Barbara Barsky to conclude.

MS. BARSKY:
Thank you. Before we conclude this morning's conference call, I want to take a moment to clarify PNM's intentions regarding earnings alert. Since we issued a preannouncement prior to our first quarter earnings release, some investors may have expected that we would continue to do that as a standard practice. PNM does not intent to issue earnings alerts for every quarter where there might be a change in our forecast from our latest public statement. We will evaluate the earnings situation in each quarter together with prior statements and forecasts to determine if an alert is warranted. You should not read anything into the absence of an earnings alert in any given quarter. And we believe that this will allow us to provide investors with earnings, guidance consistent with our obligations under Reg. FD.

This concludes our conference. I'll be available for questions if you have them following the conference. Give me a call. Thanks for joining us today.

OPERATOR:
Ladies and gentlemen, that concludes our conference for today. Thank you all for participating and have a nice day. If you'd like to hear a rebroadcast of this call, please dial 1-973-709-2089 and enter the PIN code 199353. This replay will be available until July 25th, 2001. All parties may disconnect at this time.

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